Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	For the years ended December 31,
	2006	2005	2004	2003	2002
Earnings:
Pre-tax income from operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$9,324	$311,547	$199,700	$169,203	$172,018
Fixed charges	141,692	118,218	91,437	79,771	74,659
Plus: amortization of capitalized interest	74,030	73,070	29,447	28,040	20,940
Plus: distributed income from equity investees	3	300	1,165	3,346	2,916
Less: capitalized interest	(96,720)	(74,831)	(41,466)	(38,816)	(38,093)

Earnings available for fixed charges	$128,329	$428,304	$280,283	$241,544	$232,440

Fixed charges:
Interest incurred, both expensed and capitalized	$129,135	$107,244	$81,790	$71,055	$66,345
Debt issue cost amortization in the period	3,356	3,788	3,461	3,050	3,290
Rental expense representative of interest factor	9,201	7,186	6,186	5,666	5,024

Fixed charges	$141,692	$118,218	$91,437	$79,771	$74,659

Ratio of earnings to fixed charges(1)	0.91	3.62	3.07	3.03	3.11

(1)	Amount of deficiency for year end December 31, 2006 is $13,363.